Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2021 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2020 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2021	2020
Revenues	100%	100%
Cost of revenues	79.8	81.9
Gross profit	20.2	18.1
Research and development expense	5.8	6.4
Marketing, general and administrative expense	5.0	5.4
Operating profit	9.4	6.3
Financing and other expense, net	(1.2)	0.0
Profit before income tax	8.2	6.3
Income tax benefit (expense), net	0.5	(0.1)
Net profit	8.7	6.2
Net income attributable to non-controlling interest	(0.4)	(0.2)
Net profit attributable to the company	8.3%	6.0%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2021	2020
Revenues	$709,352	$610,261
Cost of revenues	565,783	500,013
Gross profit	143,569	110,248
Research and development expense	41,424	38,838
Marketing, general and administrative expense	35,662	32,845
Operating profit	66,483	38,565
Financing and other expense, net	(8,326)	(282)
Profit before income tax	58,157	38,283
Income tax benefit (expense), net	3,674	(778)
Net profit	61,831	37,505
Net income attributable to non-controlling interest	(2,643)	(1,433)
Net profit attributable to the company	$59,188	$36,072

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Revenues. Revenues for the six months ended June 30, 2021 were $709.4 million, as compared to $610.3 million for the six months ended June 30, 2020. The $99.1 million revenue increase is attributed mainly to an increased quantity of products (CMOS silicon wafers) manufactured  for our foundry customers from our factories, while our average selling price per product for the six months ended June 30, 2021 was similar to our average selling price per product for the six months ended June 30, 2020.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2021 amounted to $565.8 million as compared to $500.0 million for the six months ended June 30, 2020. The $65.8 million increase in manufacturing cost is mainly due to increased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above,which resulted in additional variable and other manufacturing cost.

Gross Profit. Gross profit for the six months ended June 30, 2021 amounted to $143.6 million as compared to $110.2 million for the six months ended June 30, 2020. The $33.4 million increase in gross profit resulted mainly from the $99.1 million revenue increase, net of the $65.8 million increased cost of revenues, as described above.

Research and Development. Research and development expense for the six months ended June 30, 2021, amounted to $41.4 million as compared to $38.8 million in the six months ended June 30, 2020. The $2.6 million increase in research and development expense reflects our continuous focus on enhancing our mid-term and long-term products’ development funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the six months ended June 30, 2021 amounted to $35.7 million, an increase of $2.9 million as compared to $32.8 million recorded in the six months ended June 30, 2020, reflecting a reduction in these cost items as a percentage of revenue from 5.4% of revenues for the six months ended June 30, 2020, to 5% of revenues for the six months ended June 30, 2021.

Operating Profit. Operating profit for the six months ended June 30, 2021 amounted to $66.5 million as compared to $38.6 million for the six months ended June 30, 2020. The $27.9 million increase in operating profit resulted mainly from the $33.4 million increase in gross profit described above, offset by the $2.6 million increase in research and development expense described above and the $2.9 million increase in marketing, general and administrative expense described above.

Financing and Other Expense, Net. Financing and other expense, net for the six months ended June 30, 2021 amounted to $8.3 million as compared to $0.3 million for the six months ended June 30, 2020. The increase was mainly due to non-cash financing expenses recorded in the six months ended June 30, 2021 due to JPY-to-USD exchange rate fluctuations during this period, which impacted a JPY denominated balance sheet item.

Income Tax Benefit (Expense), Net. Income tax benefit, net for the six months ended June 30, 2021 amounted to $3.7 million as compared to $0.8 million income tax expense, net in the six months ended June 30, 2020. This difference between the income tax benefit (expense), net is associated mainly with the expiration of a deferred tax liability recorded in prior years, offset by higher tax expenses resulting from the higher profit before tax in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Net profit. Net profit for the six months ended June 30, 2021 amounted to $61.8 million as compared to a net profit of $37.5 million for the six months ended June 30, 2020. The increase in net profit in the amount of $24.3 million was mainly due to the increase in operating profit and in the tax benefit (expense), net as described above, offset by the increase in financing and other expense, net as described above.

Net income attributable to non-controlling interest. Net income attributable to non-controlling interest for the six months ended June 30, 2021 amounted to $2.6 million as compared to $1.4 million in the six months ended June 30, 2020, reflecting an increase in TPSCo’s profitability, of which we hold 51%.

Net Profit attributable to the company. Net profit attributable to the company for the six months ended June 30, 2021 amounted to $59.2 million as compared to a net profit of $36.1 million for the six months ended June 30, 2020.  The increase in net profit attributable to the company in the amount of $23.1 million was mainly due to the increase in the net profit of $24.3 million, offset by the increase in net income attributable to non-controlling interest, of $1.2 million, as described above.

For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our consolidated financial statements as of December 31, 2020 and the risk factors section in ITEM 3 in our Form 20-F filed on April 30, 2021.

Impact of Currency Fluctuations

 The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2021, the USD appreciated against the NIS by 1.4%, as compared to 0.3% appreciation during the six months ended June 30, 2020.

The fluctuation of USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the six months ended June 30, 2021, the USD appreciated against the JPY by 7.2%, as compared to 0.7% depreciation during the six months ended June 30, 2020. The net effect of USD appreciation  against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2021, the Company had an aggregate amount of $215.8 million in cash and cash equivalents, as compared to $211.7 million as of December 31, 2020. The main cash activities during the six months ended June 30, 2021, were: $180.7 million net cash provided by operating activities; $105.6 million invested in property and equipment, net; $18.7 million invested in short-term deposits, marketable securities and other assets, net; and $49.1 million repayment of debt.

Short-term and long-term debt presented in the balance sheet as of June 30, 2021, included bank loans, debentures, operating leases and capital leases, amounted to $104.1 million and $234.5 million, respectively. As of June 30, 2021, the aggregate principal amount of debentures was $82.0 million and its carrying amount in the balance sheet was $81.1 million, of which $40.4 million was presented as a short-term liability.